

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Chen Yuanhang
Chief Executive Officer
LVPAI GROUP Ltd
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: LVPAI GROUP Ltd**
> **Form 10-K for the fiscal year ended January 31, 2022**
> **File May 19, 2022**
> **File No. 033-20966**

Dear Chen Yuanhang:

We issued a comment to you on the above captioned filing on February 24, 2023. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by May 24, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction